UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

49926T104

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926T104	13D/A	Page 1 of 7 pages

1	NAME OF REPORTING PERSONS VEPF VII SPV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%**
14	TYPE OF REPORTING PERSON PN

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on 85,993,560 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, and assuming the conversion of 14,557,960 shares of Class B Common Stock to Class A Common Stock following the Vista Conversion (as defined below) and the conversion of 31,307,137 shares of Class B Common Stock to Class A Common Stock following the Founder, Elephant and KKR Conversions (as defined below).

CUSIP No. 49926T104	13D/A	Page 2 of 7 pages

1	NAME OF REPORTING PERSONS VEPF VII SPV I Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,557,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,557,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,557,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%**
14	TYPE OF REPORTING PERSON PN

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on 85,993,560 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, and assuming the conversion of 14,557,960 shares of Class B Common Stock to Class A Common Stock following the Vista Conversion (as defined below) and the conversion of 31,307,137 shares of Class B Common Stock to Class A Common Stock following the Founder, Elephant and KKR Conversions (as defined below).

CUSIP No. 49926T104	13D/A	Page 3 of 7 pages

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%**
14	TYPE OF REPORTING PERSON PN

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on 85,993,560 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, and assuming the conversion of 14,557,960 shares of Class B Common Stock to Class A Common Stock following the Vista Conversion (as defined below) and the conversion of 31,307,137 shares of Class B Common Stock to Class A Common Stock following the Founder, Elephant and KKR Conversions (as defined below).

CUSIP No. 49926T104	13D/A	Page 4 of 7 pages

1	NAME OF REPORTING PERSONS VEPF VII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,432,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%**
14	TYPE OF REPORTING PERSON OO

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on 85,993,560 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, and assuming the conversion of 14,557,960 shares of Class B Common Stock to Class A Common Stock following the Vista Conversion (as defined below) and the conversion of 31,307,137 shares of Class B Common Stock to Class A Common Stock following the Founder, Elephant and KKR Conversions (as defined below).

CUSIP No. 49926T104	13D/A	Page 5 of 7 pages

1	NAME OF REPORTING PERSONS Robert F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,432,960

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%**
14	TYPE OF REPORTING PERSON IN

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Act, based on 85,993,560 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022, and assuming the conversion of 14,557,960 shares of Class B Common Stock to Class A Common Stock following the Vista Conversion (as defined below) and the conversion of 31,307,137 shares of Class B Common Stock to Class A Common Stock following the Founder, Elephant and KKR Conversions (as defined below).

CUSIP No. 49926T104	13D/A	Page 6 of 7 pages

The Schedule 13D filed with the Commission on May 6, 2021, as amended on September 19, 2022 and October 13, 2022 (the “Existing 13D”) by the Reporting Persons relating to the Issuer Class A Common Stock and the Issuer Class B Common Stock convertible into the Issuer Class A Common Stock, is hereby further amended in this Amendment No. 3 as set forth below (the “Amendment” and, together with the Existing 13D the, “Schedule 13D”). Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing 13D is amended and supplemented to add the following disclosure at the end thereof:

On December 1, 2022, pursuant to the terms of the Vista Support Agreement, Vista SPV Holdings converted 14,557,960 shares of Issuer Class B Common Stock into Issuer Class A Common Stock on a one-for-one basis (the “Vista Conversion”).

Item 4. Purpose of Transaction

Item 4 of the Existing 13D is amended and supplemented to add the following disclosure at the end thereof:

Item 3 summarizes the Vista Conversion and is incorporated by reference herein.

On December 1, 2022, pursuant to the terms of their respective Investor Support Agreements, the Founder, Elephant and KKR converted 2,189,121, 17,069,823 and 12,048,193 shares of Class B Common Stock, respectively, into Class A Common Stock on a one-for-one basis (the “Founder, Elephant and KKR Conversions,” and together with the Vista Conversion, the “Investor Conversions”). In the aggregate, 45,865,097 shares of Class B Common Stock were converted into Class A Common Stock in the Investor Conversions.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Existing 13D are hereby amended and restated in their entirety:

(a), (b). The following information is as of the date hereof and is calculated pursuant to Rule 13d-3 of the Act based on 85,993,560 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 14, 2022, and assuming the conversion of 14,557,960 shares of Class B Common Stock to Class A Common Stock following the Vista Conversion and the conversion of 31,307,137 shares of Class B Common Stock to Class A Common Stock following the Founder, Elephant and KKR Conversions.

•

Vista SPV may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 1,875,000 shares of Issuer Class A Common Stock, representing approximately 1.4% of Issuer Class A Common Stock as calculated in accordance with the above;

•

Vista SPV Holdings may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 14,557,960 shares of Issuer Class A Common Stock representing approximately 11.0% of the Issuer Class A Common Stock as calculated in accordance with the above; and

•

the Reporting Persons, other than the Vista SPV Funds, may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 16,432,960 shares of Issuer Class A Common Stock, representing approximately 12.5% of Issuer Class A Common Stock as calculated in accordance with the above.

Except as set forth above, none of the Reporting Persons owns any other shares of Issuer Class A Common Stock or Issuer Class B Common Stock.

CUSIP No. 49926T104	13D/A	Page 7 of 7 pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the shares of Issuer Class A Common Stock or Issuer Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As a result of the matters described in Item 4 above, the Reporting Persons, KKR, Elephant and the Founder (the “Investors”) and certain of their affiliates may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. The total number of shares of Issuer Common Stock subject to these voting agreements as described in the Support Agreements, based on the number of shares of Issuer Common Stock owned by each of KKR, Elephant, the Founder and the Reporting Persons in the aggregate, is 84,100,736 (including 36,360,639 shares of Issuer Class B Common Stock), or approximately 50.0% of the Issuer’s outstanding Common Stock. As a member of a group, the Reporting Persons may be deemed to beneficially own any shares of Issuer Common Stock that may be beneficially owned by each other member of the group. Each of the Investors expressly disclaims beneficial ownership of all securities owned by the other Investors. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and, accordingly, none of the other Investors are included as reporting persons herein.

SIGNATURES

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2022

VEPF VII SPV I, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII SPV I HOLDINGS, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VII GP, L.P.

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

/s/ Robert F. Smith
Robert F. Smith